KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 30, 2016

EXHIBIT 7:
Policies and Procedures to Manage Conflicts of Interest

KROLL BOND RATING AGENCY, INC.

Form NRSRO Exhibit 7 – Filed as of March 30, 2016

Exhibit 7. Provide in this Exhibit a copy of the written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest.

The written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest are as follows:

1. Code of Conduct of Kroll Bond Rating Agency, Inc. (attached as Exhibit 5)

2. Statement of Policy on Confidential Information and Insider Trading (attached as Exhibit 3)

3. Personal Securities Trading Policy

4. Relationship with Corporate Affiliates Policy

5. Gifts and Entertainment Policy

6. Outside Activities Policy

7. Former Employee Look-Back and Disclosure Policy

8. Avoidance of Conflicts: Duty of Commercial Personnel Policy

9. Segregation of Sales and Marketing from Rating Analyst Functions Memorandum

10. Independent Directors and Material Non-Public Information Policy

11. Ratings of KBRA Investors and Investor-Related Companies Policy

12. Marketing Materials and Public Presentations Policies

13. Complaints Policy

14. Policies, Procedures and Internal Controls Regarding "10% Rule" Exemptive Order

15. Disclosure and Public Attestation Policy for Published Credit Ratings

16. Prohibited Acts and Practices

17. Issuer-Paid Business

Personal Securities Trading Policy

<u>Applicable To</u>: All KBRA Employees
<u>Issued By</u>: KBRA Compliance
<u>Effective Date</u>: December 30, 2015

INTRODUCTION:

The trading and ownership of securities can, under certain circumstances, potentially create an actual or apparent conflict of interest, particularly for those involved in the determination of credit ratings. To protect against those actual or apparent conflicts, this policy implements requirements concerning the trading and ownership of securities by Subject Employees.

POLICY:

1. Applicability of Requirements

(a)   This policy applies to all KBRA employees, and certain other persons working at or for KBRA, such as temporary employees and interns as may be determined in the sole discretion of the Compliance Department (collectively, "Subject Employees"). Employee and employee-related accounts include:

    (i)   accounts of Subject Employees and their Family Members; and

    (ii)   accounts in which the Subject Employee has a financial or beneficial interest, including direct and indirect ownership (e.g., joint accounts, custodial accounts, any account over which the Subject Employee exercises control by means of a power of attorney, and securities held in trusts).

For the purposes of this policy, Subject Employees are deemed to have a beneficial interest in all Family Members' accounts.

(b)   "Family Member" means:

    (i)   the spouse, domestic partner or cohabitant of an employee;

    (ii)   a minor or unmarried dependent child of a Subject Employee, including an adopted child, stepchild, or foster child; and

    (iii)   a parent, in-law or any other relative with whom the Subject Employee resides.

For example, if a Subject Employee's spouse opens a brokerage account through which stocks and bonds may be bought and sold, that account must be reported on the Schwab Compliance Technologies system, and all trades must be precleared, even if the Subject Employee is not named on the account. Notwithstanding the foregoing, it is the Subject Employee's responsibility to report all required accounts, and not the responsibility of the relevant Family Member.

A Subject Employee must promptly notify the Compliance Department if the Subject Employee shares a home with a parent or in-law and learns that the parent or in-law maintains brokerage accounts or owns securities that were not previously reported to the Compliance Department.

(c)   This policy does not apply to the members of the KBRA Board of Directors, who do not participate in the ordinary day-to-day business of KBRA. If in the judgment of the Compliance Department, a member of the KBRA Board of Directors has become involved in the ordinary business of KBRA (including by acceptance of a role as officer), such member will be deemed to be a Subject Employee and will become subject to this policy and all procedures related to it.

2.   Designated Broker-Dealers

(a)   Subject Employees and their Family Members must maintain securities trading accounts only with one or more of the designated broker-dealers listed in the Addendum to this policy.

(b)   Securities and trading information for Subject Employees will be sent via electronic feed to the Schwab Compliance Technologies system for monitoring.

(c)   Subject Employees must designate their brokerage accounts and their Family Members' accounts for automated electronic reporting.

3.   Reporting and Annual Certification Requirements

A Subject Employee must provide (for his or her Family Members as well as for himself or herself):

(a)   within 30 days after the commencement of employment with KBRA, information regarding all brokerage accounts and all securities holdings of which the Subject Employee is deemed to have a beneficial interest;

(b)   an annual certification that he or she has reported all accounts held by family members as well as all holdings and transactions in such accounts; and

(c)   All reporting of brokerage accounts and securities ownership must be electronic. Paper brokerage statements either provided by the Subject Employee or sent via mail by the Subject Employee's brokerage firm will not be accepted.

4.   Preclearance Approval of Trades

(a)   All Subject Employees are required to preclear all of their own trades and those of their Family Members in securities such as individual stocks and bonds, options and sector funds and ETFs that are not widely diversified (Family Members will not be given their own identifications and passwords to the Schwab Compliance Technologies website). Subject Employees must submit information concerning the trade electronically through the Schwab Compliance Technologies website (www.client.schwabct.com). This website is accessible from any computer. If a Subject

A Subject Employee must promptly notify the Compliance Department if the Subject Employee shares a home with a parent or in-law and learns that the parent or in-law maintains brokerage accounts or owns securities that were not previously reported to the Compliance Department.

(c)   This policy does not apply to the members of the KBRA Board of Directors, who do not participate in the ordinary day-to-day business of KBRA. If in the judgment of the Compliance Department, a member of the KBRA Board of Directors has become involved in the ordinary business of KBRA (including by acceptance of a role as officer), such member will be deemed to be a Subject Employee and will become subject to this policy and all procedures related to it.

2.   Designated Broker-Dealers

(a)   Subject Employees and their Family Members must maintain securities trading accounts only with one or more of the designated broker-dealers listed in the Addendum to this policy.

(b)   Securities and trading information for Subject Employees will be sent via electronic feed to the Schwab Compliance Technologies system for monitoring.

(c)   Subject Employees must designate their brokerage accounts and their Family Members' accounts for automated electronic reporting.

3.   Reporting and Annual Certification Requirements

A Subject Employee must provide (for his or her Family Members as well as for himself or herself):

(a)   within 30 days after the commencement of employment with KBRA, information regarding all brokerage accounts and all securities holdings of which the Subject Employee is deemed to have a beneficial interest;

(b)   an annual certification that he or she has reported all accounts held by family members as well as all holdings and transactions in such accounts; and

(c)   All reporting of brokerage accounts and securities ownership must be electronic. Paper brokerage statements either provided by the Subject Employee or sent via mail by the Subject Employee's brokerage firm will not be accepted.

4.   Preclearance Approval of Trades

(a)   All Subject Employees are required to preclear all of their own trades and those of their Family Members in securities such as individual stocks and bonds, options and sector funds and ETFs that are not widely diversified (Family Members will not be given their own identifications and passwords to the Schwab Compliance Technologies website). Subject Employees must submit information concerning the trade electronically through the Schwab Compliance Technologies website (www.client.schwabct.com). This website is accessible from any computer. If a Subject

Employee is unable to access Schwab Compliance Technologies, the Subject Employee must submit a Personal Trade Preclearance Form via email to the Compliance Department. A copy of the Personal Trade Preclearance Form is available on the KBRA intranet at **http://net/policies** under the Personal Trading section. The Compliance Department may accept such other documentation as it may deem appropriate.

(b)   A preclearance approval given by the Compliance Department may be rescinded, at any time prior to execution of the subject trade, upon written notice from the Compliance Department.

5.   30-day Holding Period

Subject Employees and their Family Members who purchase a security must hold that security for at least 30 consecutive calendar days. For example, no sale of a security may occur less than 30 days after the most recent purchase of that security. In addition, a Subject Employee may not enter into a derivative contract that will expire in less than 30 days. The Compliance Department may, however, in its sole discretion, grant exceptions in special circumstances such as an unexpected decline in security value (*i.e.*, 15% or greater). A Subject Employee seeking an exception to the 30-day holding period must submit a preclearance request through the Schwab Compliance Technologies system. The Compliance Department may, in its sole discretion, limit the number of exceptions granted and may impose future trading restrictions on Subject Employees requesting an exception to the policy.

6.   Open Orders

Subject Employees and their Family Members are permitted to place limit orders or stop-loss orders. Those are orders to buy or sell a security at a particular price. Such orders are in effect until they are either canceled or executed. The Subject Employee, however, must obtain preclearance approval in the Schwab Compliance Technologies system prior to the placement of the order. Any changes to the order must also be precleared. Once approved, the Subject Employee or his or her Family Member must place the order with his or her brokerage firm within five business days of receiving the approval. If the order is not placed by the close of the fifth business day, the Subject Employee must submit a new preclearance request if he or she intends to trade.

A stop-loss order to sell a security that executes before the Subject Employee or his or her Family Member has owned the security for 30 calendar days will be considered a violation of this policy.

7.   Blackout Periods

From time to time, based upon credit rating assignments undertaken by KBRA, the Chief Compliance Officer or his or her designee will circulate an announcement of a "blackout period" with respect to a security or a class or category of securities or issuers. Each announcement of a blackout period will indicate the securities and/or issuers covered, and the expected duration of the blackout period.

8. Restricted Lists

Subject Employees are prohibited from participating in any aspect of the credit rating process for entities for which the Subject Employee or a Family Member owns securities. Subject Employees and their Family Members are prohibited from owning securities of issuers or entities that are rated within the Subject Employee's area of analytic responsibility or for which the Subject Employee is in possession of material non-public information. A list of restricted securities for each ratings group will be maintained in Schwab Compliance Technologies. It is the responsibility of all Subject Employees to check the restricted lists applicable to them to confirm that they and their Family Members do not trade restricted securities. It is also the responsibility of the Subject Employee to notify the Compliance Department if the Subject Employee's analytical area changes or if he or she gains knowledge of material non-public information other than as part of his or her normal responsibilities.

9. Divestment

Subject Employees and their Family Members who are found to be in ownership of a restricted security must divest as soon as practicable in a managed sale directed by the Compliance Department. The Subject Employee may not participate in any credit rating decision related to the restricted security until the securities are sold or the conflict is otherwise managed to the satisfaction of the Compliance Department. A security that is the source of a conflict may not be sold without prior instructions to do so from the Compliance Department. Once the security is sold and the conflict is resolved to the satisfaction of the Compliance Department, the Subject Employee will be permitted participate in the rating process for the conflicting entity.

10. Waivers

In exceptional circumstances, and at the sole discretion of the Chief Compliance Officer or his or her designee, acting in conjunction with KBRA senior managemet, waivers of the reporting and/or trading requirements set forth herein may be granted. All requests for waivers must be made in writing to the Subject Employee's manager and must include all relevant facts. Upon the manager's approval, the request must be submitted to the Compliance Department for final review and approval.

11. Material Non-Public Information

As detailed more fully in KBRA's Statement of Policy on Confidential Information and Insider Trading, Subject Employees are barred from trading on material, non-public (i.e., "inside") information, and are prohibited from "tipping" others (such as Family Members or friends) who could trade on the inside information. Any Subject Employee who comes into possession of material, non-public information, regardless of the source and whether or not the information pertains to an entity rated by the Company, is prohibited from discussing, disseminating, or acting upon that information in any way except during the course of the Subject Employee's legitimate business duties or where required by law. ***If a Subject Employee believes that he or she has received material, non-public information, or if there is any doubt about whether he or***

she is in possession of material, non-public information, the Subject Employee should immediately contact the Compliance Department.

12. Violations

Any Subject Employee who violates this policy (including violations resulting from the actions of Family Members) may be subject to discipline by KBRA, up to and including termination of employment. In addition, persons who violate insider trading laws (as described herein) may be subject to civil and criminal penalties. The Compliance Department will report violations of this policy to the KBRA Board of Directors on a periodic basis.

13. Exemptions

(a)   Excluded accounts: The following accounts do not need to be reported to the Compliance Department:

(i)   An investment account in which regular periodic purchases (or sales or withdrawals) are made *automatically* in (or from) the account (or sub-accounts) in accordance with a pre-determined schedule and allocation. This exclusion applies to 401(k) plans[1] or similar automatic investment pension plans; dividend reinvestment plans; 529 plans; and mutual fund or exchange traded fund accounts that provide for pre-determined transactions, such as dividend reinvestments. If an account, however, allows for the purchase of individual securities (e.g., securities that are not part of a diversified fund or pooled investment vehicle, such as equity securities of a plan sponsor) outside the pre-determined schedule and allocation, at the direction of the accountholder, such an account must be reported, and such transactions in individual securities must be precleared and reported, in the manner described herein; and

(ii)   An investment account over which the Subject Employee does not exercise full or shared discretion; provided that the Subject Employee provides such documentation as the Compliance Department may request to evidence that he or she does not exercise full or shared discretion over the account.

(b)   Excluded Securities: Except as expressly excluded below, the term "**security**" includes, without limitation: equity and debt securities; shares of closed–end investment companies; and any related instruments and securities. "Security" also includes any investment whose value is based on, or derived from, the value of another security, including convertible securities, synthetic or structured securities, and derivative securities such as futures, options and swaps. Shares in privately offered securities such as Private Placements must be reported to the Compliance Department as an outside business activity.

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[1] 401(k) accounts and Individual Retirement Accounts that contain investments in company stock, company stock funds or other individual equities must be reported to Compliance.

The following securities are <u>not</u> required to be precleared through the Schwab Compliance Technologies system. Thus, transactions in these securities are not subject to the 30-day holding period requirement:

(i)   Direct obligations of the Government of the United States or U.S. Government agencies (regardless of their maturities);

(ii)   Bank savings or checking accounts; bankers' acceptances and bank certificates of deposit;

(iii)   Shares of open-end investment companies;

(iv)   Shares or interests in diversified exchange traded funds or unit investment trusts.

Any questions regarding the interpretation of these policies should be directed to the Compliance Department.

Addendum

Designated Brokerages:

KBRA requires that all employee and employee-related accounts be maintained with one of the following brokerage firms:

1. Fidelity
2. Merrill Lynch
3. TD Ameritrade
4. Vanguard
5. Charles Schwab
6. Scottrade
7. E*TRADE
8. Morgan Stanley
9. UBS Financial Services
10. JP Morgan

Relationship with Corporate Affiliates

<u>Applicable To</u>: All KBRA Employees
<u>Issued By</u>: KBRA Compliance
<u>Effective Date</u>: December 30, 2015

Background. Kroll Bond Rating Agency, Inc. ("KBRA") is a subsidiary of KBRA Holdings, Inc. ("Holdings"). KBRA and its employees recognize that, as an NRSRO, KBRA has a fundamental obligation to maintain the integrity and objectivity of the rating process, and to ensure the confidential treatment and proper use of client information. Accordingly, KBRA has implemented these procedures to establish a "firewall" between KBRA's ratings business and other corporate affiliates.

Ratings business and non-ratings affiliates.

A. This policy is designed to ensure that the businesses of any other non-ratings affiliate of KBRA (each, a "Non-Ratings Affiliate") do not influence the credit rating activities of KBRA. Among other things, subject to paragraph B below, this policy is designed to limit the receipt by a Non-Ratings Affiliate of material non-public information possessed by KBRA.

1) No employee of KBRA who regularly participates in determining or monitoring a credit rating or is responsible for approving or serving as a voting member of a committee that approves a credit rating may serve as an employee of a Non-Ratings Affiliate;

2) No individual who is an employee of a Non-Ratings Affiliate may sit on any committee of KBRA that produces or approves credit ratings or credit rating methodologies;

3) Individuals who perform administrative services for KBRA, including accounting, technology, human resources, and corporate communications services, may also provide such services for a Non-Ratings Affiliate;

4) To the extent that employees of KBRA and a Non-Ratings Affiliate occupy shared office facilities, and to the extent practicable, (i) employees who are part of KBRA's rating analyst group shall be physically segregated from employees of Non-Ratings Affiliates; and (ii) the information and data of KBRA and Non-Ratings Affiliates will be subject to appropriate access controls;

5) No KBRA employee who is a member of the rating analyst group shall recommend the purchase of any Non-Ratings Affiliate product or service to an issuer. No employee of KBRA shall suggest or imply to a rated entity or a prospect that the purchase of any particular product or service from KBRA or any Non-Ratings Affiliate will have a favorable effect on a rating issued by KBRA. For purposes of this policy, a "rated entity" is an obligor or an issuer, underwriter, or sponsor of a security with respect to which KBRA has issued, or has been engaged to issue, a credit rating. KBRA employees shall refer any inquiry about the products and services of a Non-Ratings Affiliate to an appropriate person at the Non-Ratings Affiliate, or to the Marketing Department personnel, or the Chief Executive Officer or President, of KBRA;

6) Consistent with KBRA's Statement of Policy on Confidential Information and Insider Trading, any actual or suspected inadvertent transmission of material non-public information regarding an entity rated by KBRA must be promptly reported to the Chief Compliance Officer of KBRA; and

7) Subject to paragraph B below, personnel who are part of KBRA's rating analyst group shall not solicit from employees of a Non-Ratings Affiliate information on the nature of any Non-Ratings Affiliate engagement, including the fee paid to the Non-Ratings Affiliate.

B. KBRA may retain a Non-Ratings Affiliate to conduct due diligence, background checks, investigative reviews, or other services in connection with KBRA's credit rating agency business. When a Non-Ratings Affiliate is engaged to perform services in connection with the production or monitoring of a credit rating, such an engagement must be (i) pursuant to a written agreement, and (ii) on terms and subject to conditions (including, without limitation, conditions with respect to non-disclosure of confidential information) that KBRA believes are reasonably comparable to terms and conditions that would be available from unaffiliated third-party vendors. The Chief Financial Officer or his designee shall from time to time review such information as may be deemed necessary to determine that pricing and other terms and conditions are comparable to those available from third parties.

Gifts and Entertainment

Applicable To: All KBRA Employees
Issued By: KBRA Compliance
Effective Date: December 30, 2015

Background. By rule, the SEC prohibits the issuance or maintenance of a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating, received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25.

Policy. It is the policy of KBRA that the receipt of gifts or entertainment shall not influence any rating decision made by KBRA. Similarly, it is the policy of KBRA to refrain from offering extravagant gifts or entertainment as an enticement to seek a credit rating from KBRA. Accordingly, no officer or employee of KBRA may, directly or indirectly, give or receive any gift or entertainment, individually or as part of a team, in connection with any credit rating services provided by KBRA, except as expressly permitted herein.

Gifts received by rating analyst group. Personnel of KBRA who participate in determining or monitoring a credit rating or are responsible for approving a credit rating (collectively, the "rating analyst group"), may not accept gifts from a rated entity. For purposes of this policy, the "rated entity" is the obligor being rated, or the issuer, underwriter, or sponsor of a security being rated.

If a rating analyst group employee receives a gift, he or she must return it to the donor immediately. If return of the item is not practical, then please consult with the Compliance Department for further instructions. In either event, the employee receiving the gift (or his or her supervisor) shall promptly notify the Compliance Department.

Business meetings involving rating analyst group. Rating analyst group employees at a business meeting with the rated entity may accept business supplies (such as pens and note pads) and modest food and beverages, as long as the reasonable value of such items does not exceed $25 per person. Travel to and from such business meetings, and lodging expenses, must be paid by the employee or KBRA.

Employees who are part of the rating analyst group may accept invitations to conferences, outings, dinners or lunches sponsored by issuers, investment bankers, arrangers or other agents of the issuer after consultation with, and approval from, the employee's manager. In the event that an analyst group employee accepts such an invitation, the employee shall pay for all of his or her own expenses and not accept any tangible gifts as part of the event, other than business supplies and food and beverages having a value not in excess of $25. The employee may seek reimbursement for out-of-pocket expenses from KBRA if such reimbursement conforms to KBRA's expense reimbursement policy.

Other KBRA employees. The limitations described above apply to the rating analyst group, and do not apply to other KBRA employees. Employees outside the rating analyst group may accept gifts, and may also accept business entertainment invitations from a party that is not an obligor rated by KBRA (or an issuer, underwriter, or sponsor of a security rated by KBRA), if the donor is

present, such as an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment, provided that any gift or entertainment that is reasonably believed to exceed $250 in value is reported to the CCO within one (1) week of such event.

Gifts given. Subject to applicable laws and regulations, appropriate and reasonable business gifts and business entertainment invitations may be provided by an employee who has been authorized by his or her supervisor to do so, and who is not a part of KBRA's rating analyst group, to any person with whom KBRA conducts business, other than (1) a labor union representative or (2) a Public Official (as defined below). In the case of business entertainment activities, the employee who extended the invitation must also attend the event. A rating analyst group employee may attend a KBRA-sponsored function with the KBRA host and the third party, provided KBRA pays for all expenses. In no event shall KBRA provide any gift or business entertainment that is: (i) prohibited by law or regulation; (ii) known to violate the third party's policies concerning gifts and/or business entertainment; or (iii) unduly extravagant or expensive (i.e., no more than $250 per person, unless approved in advance by Compliance), such as tickets to the Olympics, World Series, Super Bowl, or similar major sporting events or other highly sought-after events. If there is any question regarding the propriety of a gift or business entertainment event, the responsible officer should notify the Compliance Department, and discuss the matter in advance. Business gifts and business entertainment invitations may not be extended to a labor union representative or a Public Official, except with the prior review and approval of the Compliance Department. For purposes of this policy, a "Public Official" is any elected official, or any representative with apparent authority to act on behalf of an elected official and/or the constituency represented by that elected official.

Topic #1403/4

OUTSIDE ACTIVITIES

Outside Activities

Kroll Bond Rating Agency ("KBRA") and its employees take professional pride in providing the highest quality independent credit analysis of financial products and institutions, while avoiding circumstances that could represent an actual or apparent conflict of interests. To help ensure that these goals are achieved, it is the policy of KBRA that its employees may not engage in any outside employment or other activity that would create an actual or apparent conflict of interest with their concurrent employment by KBRA.

General. As representatives of KBRA, employees need to conduct themselves in relations with individuals or entities outside of KBRA in a manner consistent with KBRA's Code of Conduct and other policies and procedures. Employees must be particularly sensitive to, and vigilant to protect against, possible conflicts between their employment at KBRA and any outside activities in which they engage. Finally, while at work, KBRA employees are expected to devote their full energies and attention to the business and affairs of KBRA. Therefore, an employee's outside activities must be conducted on personal time and must never consume so much time and energy so as to impair the employee's ability to perform his or her job effectively.

Due to the heightened sensitivity regarding the appearance of conflicts with respect to employees who are involved in production of credit ratings, an analyst of KBRA who becomes involved in a personal relationship that creates the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytic responsibility), should disclose such relationship to a member of the Compliance or Legal Departments.

Similarly, if an employee discovers that a former employee has accepted a position with an entity that is rated by KBRA, the employee must promptly notify the CCO. [See Topic #1403/5, Former Employee Look-Back and Disclosure Policy.]

Conflicts. Certain activities create a possibility of an actual or apparent conflict of interest, and are prohibited as a matter of policy. Thus, an employee of KBRA may not
- Act as a broker or dealer engaged in the business of underwriting securities or money market instruments;
- If such employee participates in the ratings process, serve as an officer or director of an entity subject to a credit rating; or
- Except with the prior written approval of the Compliance Department, have a business relationship that is more than an arm's-length ordinary course of business relationship with an issuer or obligor that is subject to a credit rating determined by KBRA.

Charitable, civic and trade association activities. KBRA encourages each employee to be an active participant in charitable, civic, and trade association activities. However, outside activities that might directly or indirectly impact an employee's duties to KBRA must be

approved in writing by the employee's manager, or by the President of KBRA. The types of outside activities that typically should be approved in advance include, but are not limited to, the following:

- Serving as a director or trustee, or as an officer or paid consultant, of any public or private company or business enterprise;
- Serving as an officer or director with fund-raising responsibilities for a non-profit organization;
- Serving in a teaching capacity, such as an adjunct professor at a local university; or
- Serving in a fund-raising, lobbying or promotional capacity for a political organization.

Whether a particular activity may be approved or continued in the future will depend on a variety of factors, including whether the proposed activity could violate any law or regulation, interfere with the employee's responsibilities to KBRA, involve prolonged absences or diversion from company business during business hours, or compete or conflict with the interests of KBRA and/or entities rated by KBRA. In addition, the possibility of adverse publicity and potential liability must be weighed. If you have any questions, please contact the Compliance Department.

Changes in circumstances may require a reappraisal of an employee's outside activities, and accordingly, KBRA reserves the right to revoke at any time a prior consent given to engage in an outside activity.

Other outside activities. Outside activities that do not generally need to be reported or approved include involvement with local church groups; participation on recreational sports team or recreational performing arts or musical groups; and participation in advisory groups such as parent-teacher organizations. Again, if you have any questions, please contact the Compliance Department.

RESPONSIBILITY: President; CCO   Effective: 3/25/2011
                                                  Last Reviewed: 7/15/2011

Look-Back Review Policy

APPLICABLE TO: ALL KBRA EMPLOYEES

Issued by: KBRA Compliance

Effective Date: June 15, 2015

POLICY:

1. **Reviews Upon the Departure of KBRA Ratings Personnel**

    (a)   As required by applicable laws and regulations, KBRA maintains policies and procedures with respect to performing look-back reviews on Ratings Personnel who KBRA management knows, or can reasonably be expected to know, depart KBRA to join a Rated Entity.

    (b)   KBRA management shall make reasonable inquiries about the credit ratings in which the departing Ratings Personnel have been involved in any capacity during the preceding one year period.

    (c)   If a KBRA employee discovers that any Ratings Personnel accepted a position with an entity that the employee knows or reasonably believes that the departed Ratings Personnel participated in the credit rating process, the employee shall notify the Compliance Department in writing.

    (d)   KBRA will maintain a file for a five years on departed Ratings Personnel, in accordance with the requirements of Section 15E(h)(5) of the Securities Exchange Act of 1934, as amended.

DEFINED TERMS:

A "**Rated Entity**" is any entity or issuer, sponsor or underwriter of a security rated by or engaged to be rated by KBRA.

"**Ratings Personnel**" are KBRA employees directly involved in developing or determining credit ratings or in credit rating analytical roles who are involved in the development or approval of methodologies or procedures used to determine credit ratings. In the context of this Policy, Ratings Personnel also means employees who participated in the ratings process for a Rated Entity within the 12 months prior to their departure.

Any questions regarding the interpretation of this policy should be directed to the Compliance Department.

Avoidance of Conflicts: Duty of Commercial Personnel

<u>Applicable To</u>: All KBRA Employees
<u>Issued By</u>: KBRA Compliance
<u>Effective Date</u>: December 30, 2015

In addition to avoidance of having rating analysts become involved in fee-related matters, Kroll Bond Rating Agency, Inc. ("KBRA") marketing personnel, relationship managers, and other commercial personnel (collectively, "commercial personnel") must avoid circumstances where they could be seen as seeking to influence ratings decisions by analysts.

Accordingly,

- commercial personnel may not vote, or participate in any capacity, in meetings of the Rating Committee or the Rating Policy Committee, or any similar body formed for the purpose of making decisions with respect to ratings or rating policies;
- similarly, commercial personnel must not cause or seek to cause a Rating Committee or Rating Policy Committee to reach any particular conclusion, and must not seek to alter any conclusion arrived at by such a Committee;
- communications initiated by commercial personnel with rating analysts may pertain to the progress or expected completion of specific rating engagements, but must not pertain to financial aspects of such engagements; and
- the setting of fees, and all aspects of the billing and payment process, shall be conducted exclusively by Issuer Relations and other commercial personnel, and may not be conducted by rating analysts.

Any questions regarding a particular set of facts or circumstances, or other questions regarding the interpretation of this policy, should be immediately directed to the Compliance Department.



MEMORANDUM

To:	All Marketing and Analytical Personnel
From:	KBRA Compliance
Subject:	FAQ / Segregation of Sales and Marketing from Rating Analyst Functions
Date:	November 11, 2013

This memorandum sets forth answers to frequently asked questions regarding the separation of sales and marketing activities (i.e., "Relationship Management") from the rating analyst functions.

<u>Meetings with Issuers and other "prospects"</u>

- **Marketing Person Must Be Present**: If there is the potential for fees or other commercial arrangements to be discussed during an in-person or telephonic meeting with an issuer, underwriter or "arranger," there must be a KBRA marketing employee / Relationship Manager present.

- **Set the Stage**: At a group meeting with a new or prospective client, or at any meeting where fees may be discussed with an issuer, underwriter or "arranger," the senior KBRA employee present should make a crystal clear statement (at the beginning of meeting or other appropriate time) to the effect that Analysts may not be involved in discussions of fees. Business discussions (i.e., regarding fees, revenue and expense expectations, etc.) must occur at a separate meeting or phone call, or Analysts must recuse themselves from those portions of the discussion.

- **Analyst input should focus on firm capabilities**: When Analysts attend a meeting with a Relationship Manager, Analyst involvement should focus on the firm's capabilities and analytical resources available for an engagement.

- **Limits on Gifts**: In general, Analysts cannot accept gifts from an issuer (including meals) that exceed $25 in value; so KBRA personnel (both Relationship Managers and Analysts) need to plan accordingly.

- **Limits on Entertainment (e.g., Meals)**: For dinners with issuers, investment bankers, financial advisors, arrangers or other agents of the issuer that are attended by a Relationship Manager and an Analyst, the Relationship Manager can generally pay the bill; but any

unusual circumstances should be discussed with Compliance beforehand. If no Relationship Manager is present, Analysts must generally pay their own tab.

- **Special Limits for Municipal/Elected Officials**: Also be aware of the limits applicable to *all* KBRA personnel on giving and receiving gifts under KBRA's policies and procedures (as posted on the Intranet), and the special limitations involved when dealing with elected officials, municipalities and their representatives, and labor unions (and their officers).

<u>Engagement Letter</u>

- **No Fee Discussions With Analysts**: When discussing an engagement letter with Analysts, Relationship Managers must not discuss fees or show copies of fee- or expense-related portions of the engagement letter to Analysts. Analyst review of and input to engagement letters should be directed to portions that relate to the firm's ability to perform the engagement, including such factors as transaction type, information required from the issuer, scope of review and analysis (including sequence and timing), and the description of the work product that is expected to be delivered.

- **Engagement Letter Comments to Relationship Manager**: In general, Analysts should not give comments on engagement letters directly to issuers. Analysts will typically give comments and provide drafting assistance to Relationship Managers on the portions of the letter relating to the topics discussed above, and will sign off on those portions of the letter. Engagement letters have been developed by KBRA Legal and may be customized by Relationship Management for individual sectors and transactions, but any changes to substantive legal provisions must be reviewed by KBRA Legal.

- **No structuring**: Analysts must not make recommendations about the structure of a deal, or how to get the best rating. When possible, Analysts should refer to published criteria. Analysts should never say "Here's how you could structure the transaction to raise more money..." or "Here's what you can do to get a better rating..."

- **Avoid Issuer/Deal-Specific Criteria**: KBRA Analysts must not tailor criteria to an issuer or deal, and must avoid the appearance of doing so. Ideally, a methodology or criteria will already exist when an engagement is entered into. However, an engagement to produce a rating may entail amending existing, or creating new, methodologies or criteria (for example, if the rating is of a type of security, or in an asset class, not rated previously). In considering the time necessary to determine a rating, Analysts and Relationship Managers must bear in mind that the Rating Policy Committee must generally approve new or material amendments to published methodologies, and approval of other committees or management may also be required.

- **Business Acceptance Committee Sign-Off**: At or before the time the engagement letter is signed, the Relationship Manager should confirm that the KBRA Business Acceptance Committee (CEO, COO and CFO, or their respective designees) has signed off to accept the business. The reason is to confirm that consideration has been given to the resources

2

available for the engagement, whether there are any known conflicts of interest (including a review of the "10% of total net revenue" limit), and other matters relevant to acceptance of an engagement.

<u>Once Engagement Letter has been signed</u>

- **Copies**: The Relationship Manager should give signed copies of the Engagement Letter and the Business Acceptance Form to KBRA Legal, with a copy to KBRA Compliance, KBRA Information Technology, and other parties as determined from time to time.

- **Progress Discussions**: Analysts may advise a Relationship Manager of the progress of a rating (i.e., expected time of completion), but should not discuss revenue and expense issues with Relationship Managers. Conversely, Relationship Managers should not offer opinions or guidance on business concerns with respect to methodologies or criteria being developed or applied by Analysts.

***

KBRA | KROLL BOND RATING AGENCY

Independent Directors and Material Non-Public Information

Applicable To: All KBRA Employees
Issued By: KBRA Compliance
Effective Date: December 30, 2015

Background. KBRA has adopted certain policies and procedures regarding personal trading of securities. Under these policies and procedures, certain KBRA personnel must, among other things, report when a personal brokerage account is opened, obtain approval to effect certain trades, and furnish brokerage statements. These policies and procedures are designed to manage potential conflicts of interest that could arise through either personal securities trading while in possession of material non-public information, or through the dissemination of such information.

The independent directors of KBRA are not employees of KBRA, and are excluded from the firm's personal trading requirements. The reason for such exclusion is that independent directors are not directly involved in the determination of ratings, and do not receive the information used by analysts to determine ratings, some of which could be material non-public information. Nevertheless, an independent director may be deemed to be a "person within" KBRA for purposes of certain laws and rules that broadly prohibit use or dissemination of material non-public information.

Policy. In order to ensure that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements, as a matter of KBRA policy, an independent director may not:

- purchase, sell, or otherwise benefit from any transaction in securities or money market instruments when he or she is aware of material nonpublic information obtained in connection with the performance of credit rating services that affects the securities or money market instruments; or
- disseminate within or outside KBRA any material nonpublic information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

In the event that an independent director inadvertently receives material non-public information, the independent director must contact KBRA Compliance to review the circumstances and identify any remedial actions that may be required.

Notification. KBRA Compliance will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to independent directors (which may be an annual questionnaire), and will ask each independent director to acknowledge his or her understanding of, and agreement to abide by, this policy. Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Chief Compliance Officer or his designee will review the questionnaires and, where necessary, communicate with the responding independent director to address any concerns raised in the responses to the questionnaires.

Ratings of KBRA Investors and Investor-Related Companies

<u>Applicable To</u>: All KBRA Employees
<u>Issued By</u>: KBRA Compliance
<u>Effective Date</u>: December 30, 2015

Background. Kroll Bond Rating Agency, Inc. ("KBRA") is owned by a corporate parent, KBRA Holdings, Inc. ("Holdings"), which in turn is owned by Wharf Street Ratings Acquisition LLC, among others, private investors who are not employees of KBRA (collectively, "Investors"). Certain of these Investors may control, have controlling ownership stakes in, or other similar affiliations with, other companies (i.e., "Investor-Related Companies").

Investors, Investor-Related Companies and ratings. From time to time KBRA may have an opportunity to rate an issuer that is an Investor, or is an Investor-Related Company. In such case, the following actions will be taken as appropriate under the circumstances:

- KBRA's Business Acceptance Committee ("BAC") will review the circumstances of the proposed engagement, including the extent of the Investor's ownership interest in KBRA (or Holdings), or (in the case of an Investor-Related Company) the Investor's ownership interest in the Investor-Related Company.

- If a determination is made to proceed with the engagement, the BAC will notify KBRA Legal, and as part of the engagement letter or written agreement, KBRA Legal will cause to be made a disclosure that clearly states the relationship of KBRA to the Investor and/or the Investor-Related Company.

- The BAC will also notify KBRA Compliance of such engagement. KBRA Compliance will review Exhibit 6 of Form NRSRO to determine whether it indicates adequately that if such a conflict or potential conflict exists, it has been adequately disclosed, and to the extent necessary, that Form NRSRO is modified to adequately reflect such conflict.

- KBRA Legal will notify the lead analyst that a disclosure from the Legal Department will be required as a part of any rating letter or report. If a final rating is determined and a rating letter or report is to be issued, or the rating is already outstanding and is the subject of ratings surveillance, the lead analyst will cause to be included a disclosure in a form provided by KBRA Legal that clearly states the relationship of KBRA to the Investor and/or the Investor-Related Company as of the date of that letter or report.

MARKETING MATERIALS

AND

PUBLIC PRESENTATIONS

KBRA Marketing Materials: Policy Statement

KBRA is registered with the SEC under the Securities Exchange Act of 1934 ("1934 Act") as a nationally recognized statistical rating organization ("NRSRO"). In general, SEC laws and rules prohibit NRSROs from engaging in fraudulent, deceptive or manipulative activities in the marketing and promotion of its credit rating services. Personnel who prepare marketing materials must ensure that the materials presented, and the overall tenor of the presentation, are not false or misleading. Whether marketing materials are "misleading" would depend on the facts and circumstances involved, particularly the following:

1. Form and content of the marketing materials;

2. The implications or inferences which could reasonably be made from the marketing materials in the total context of the presentation;

3. If the marketing materials contain any graph, chart, or formula concerning ratings performance of KBRA, whether the marketing materials contain sufficient disclosures as to the limitations of the graphs, charts, or formulae and the difficulties and contingencies with respect to their use;

4. Whether the materials contain a statement that a report or service will be furnished free (unless the report or service will in fact be furnished entirely for free, *i.e.*, without any condition or obligation); and

5. The overall sophistication of the audience that will receive the message conveyed by the marketing materials.

Based on commentaries regarding application of the Credit Rating Agency Reform Act of 2006 (codified as Section 15E of the 1934 Act), these prohibitions must be broadly construed. It is the policy of KBRA that all marketing materials and advertisements must comply with applicable legal and regulatory requirements, and the further limitations and requirements stated in the firm's Policies and Procedures. To help ensure compliance with these requirements, and the relevant Policies and Procedures, all marketing materials are subject to review by the Compliance Department. The Compliance Department will seek to periodically review representative samples of marketing materials then in use.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 11/11/2013

Definition of "Marketing Materials"

The SEC's intention is that the term "marketing materials" should be broadly defined for purposes of the 1934 Act. For purposes of illustration, marketing materials would include, but would not be limited to, the following:

- Any written communication (*e.g.*, notice, circular, or letter, including electronic communications) directed to more than one person;

- Any notice or other announcement on the firm's website, or in any publication or by radio or television, which offers any analysis, report, graph, chart or other presentation concerning past, current, or future credit rating services or ratings of securities or issuers;

- Any testimonial from a third party concerning the firm or any service rendered by the firm; and

- Any other materials that promote KBRA's credit rating services.

Although the term "marketing materials" covers materials that are delivered to more than one person, it must be emphasized that any promotional or descriptive materials, even if given to only *one* prospective client (as in the case of a one-on-one presentation), are nevertheless subject to the general antifraud provisions of the Federal securities laws.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 2/18/2011

Content of Marketing Materials – General Guidelines

While specific SEC guidance is limited, as a general rule, marketing presentations should avoid hyperbole, or flamboyant or excessively dramatic language, and should not overstate KBRA's capabilities or performance.

A marketing piece that includes information regarding ratings performance is subject to special scrutiny, and must be accompanied by disclosures that address issues identified in SEC rules. These KBRA policies and procedures are intended to augment, and not supersede, the SEC rules, and must be read in conjunction with those rules. In general, marketing presentations must not "cherry-pick" when describing ratings performance: if the advertisement describes performance with respect to ratings of certain securities or issuers as achieving a certain degree of accuracy, it should also describe, with sufficient prominence, the overall ratings performance for other issuers or securities in that sector or category, so that a reader will have a context for understanding the presentation. The periods of time for which performance is shown must be clearly identified and should not mislead the recipient in any way. Also, the sources of data used, and KBRA's opinion of the reliability of that data, should be disclosed, as well as the possibility of default and any other risks that may be associated with the rating. The key underlying assumptions should also be clearly stated. Finally, if any conflicts or potential conflicts exist with respect to a rating, they should be disclosed.

More generally, whether an advertisement is false or misleading will be determined based on a standard of fair and accurate disclosure, in keeping with the relationship of trust that our firm seeks to build and maintain with clients. Some examples of practices that are not permitted in KBRA advertisements are:

- Misrepresentations of our firm's capabilities or size;
- Implying that KBRA has been designated, sponsored, recommended or approved by the SEC, except that the firm *may* state that KBRA is registered as an NRSRO under the 1934 Act;
- Disclosure of methodologies with inadequate disclosure of assumptions;
- Using percentages or time periods in ways that mislead;
- Showing graphs that exaggerate our past performance;
- Implying that our ratings are guaranteed or assure a specific outcome;
- Failure to emphasize relevant risks; and
- Other unprofessional conduct.

All questions concerning whether a given communication constitutes "marketing materials" should be directed to KBRA's Chief Compliance Officer or, in his absence, to the General Counsel or other designee.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 2/18/2011

Prior Review of Advertising and Sales Materials

1. Marketing material shall be provided to KBRA's Chief Compliance Officer or his designee upon request for review and approval.

   a. The Chief Compliance Officer shall review the materials submitted to ensure compliance with applicable laws and regulatory guidelines, and will consult with the General Counsel, as necessary.

   b. If applicable, KBRA Marketing personnel shall review materials submitted to ensure compliance with KBRA's (1) policies and procedures; and, (2) quality and graphic standards.

2. Marketing materials that have been returned by Compliance with comments or amendments may not be used until such comments or amendments have been fully incorporated. This includes materials developed by other organizations or vendors.

3. Marketing materials shall be retained by the Managing Director of Marketing, or her or his designee.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 11/11/2013

Segregation of Analysts from Fee Discussions: Avoidance of Conflicts

A key principle governing the business activities of KBRA is the avoidance of conflicts of interest. One means of avoiding conflicts is to segregate certain business functions. Under SEC rules, such segregation is required with respect to the marketing function, on the one hand, and the credit rating function, on the other.

More specifically, SEC rules prohibit KBRA from issuing a credit rating if the fee paid for the rating was **negotiated, discussed, or arranged** by an employee within KBRA who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models (all such employees being referred to as "credit analysts"). This is a broadly stated prohibition and, as such, requires careful attention by KBRA's credit analysts and marketing personnel.

Accordingly, it is the policy of KBRA that credit analysts shall decline to participate in the negotiation, discussion or arrangement of fees with respect to any rated entity or any client or prospective client. For example, if you are a credit analysts in attendance at a meeting with marketing personnel and a prospective client, and the prospect desires to discuss fees, you should recuse yourself from that portion of the meeting, and physically leave the room while such discussions occur.

Specifically, credit analysts may not
- Discuss or negotiate with a client or prospective client the fee to be charged in connection with issuance or maintenance of a rating, or in connection with any other service;
- Discuss with KBRA marketing or other personnel any fee charged or proposed to be charged to an existing or prospective client; or
- Recommend fee structures or proposals to KBRA marketing or other personnel.

Credit analysts may
- Respond to inquiries from KBRA marketing personnel regarding the content of presentations of the firm's credit rating procedures, methodologies or models;
- Review descriptions of the firm's credit rating procedures or methodologies, for the sole purpose of ensuring the substantive accuracy and completeness of those descriptions; and
- Refer clients or prospective clients to KBRA marketing personnel who may properly address questions relating to fees.

The foregoing limitations and permissions are not intended as an exhaustive list, but are intended to illustrate the segregation of the credit rating function from the marketing function to the extent practicable, except as necessary to ensure that presentations made by marketing personnel on behalf of the firm are accurate and complete. KBRA credit analysts, as well as employees who perform marketing functions, must use caution in their interactions with

clients, prospective clients, and each other, and must respect the intended segregation, as described above.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 11/11/2013

Public Presentations

As a thought leader in the credit rating business, KBRA and its employees may be solicited to comment publicly, verbally or in writing, on credit ratings of securities or issuers, or markets or the economy generally, or other matters. While public presentations of this type are not "marketing materials" in the usual sense, they nonetheless provide an opportunity to enhance the name and reputation of the firm. The reciprocal is also true: a poorly conceived or executed public statement could diminish the firm's standing or credibility. Accordingly, it is the policy of KBRA to ensure that before a public presentation is made, the content or expected content of that presentation must be vetted internally, as described below.

A *verbal* public presentation may include a scheduled interview with the media; an extemporaneous presentation to an industry or academic group; participation in a panel discussion that includes regulators or other third parties; or other similar opportunities.

A *written* public presentation may include a powerpoint slide deck that accompanies a lecture; an article designed for publication in an industry journal or scholarly publication; any written outline or notes related to a scheduled speech or lecture; a comment letter to a proposed regulation; or other similar opportunities.

1. The content of any proposed public presentation must be reviewed with the President of KBRA, or his designee, prior to the proposed date of delivery of the public presentation. Ideally, three (3) business days must be allowed for such review.

    a. The President or designee shall review the materials submitted to ensure compliance with applicable laws and regulatory guidelines, and will consult with the Chief Compliance Officer and other parties, as necessary.

    b. If applicable, KBRA credit rating, marketing or other personnel shall review public presentation materials to ensure compliance with KBRA's (1) policies and procedures; and, (2) quality and graphic standards.

2. Written public presentation materials that have been returned with comments or amendments may not be used until such comments or amendments have been fully incorporated. This includes materials developed by other organizations or vendors.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 11/11/2013

Complaints

Applicable To: All KBRA Employees
Issued By: KBRA Compliance
Effective Date: December 30, 2015

Complaints. As an NRSRO, Kroll Bond Rating Agency ("KBRA") is required to retain copies of written communications received from persons not associated with KBRA that contain complaints about the performance of a credit analyst in initiating, determining, maintaining, monitoring, changing, or withdrawing a credit rating. While the term "complaint" is not specifically defined, it is the policy of KBRA to construe the term broadly. Accordingly, KBRA will treat as a complaint any written expression of a grievance against, or dissatisfaction with, the company, or any current or former officer, employee or agent of the company, in connection with the provision or solicitation of any credit rating service or product. This includes complaints based on credit ratings, models and methodologies, as well as compliance with securities laws and KBRA's policies and procedures. If an employee receives any such written communication, he or she should notify their supervisor, and promptly forward a copy to the Compliance Department.

While it is possible that a written communication may ultimately be determined to be a service inquiry, or a request for information, rather than a "complaint," employees of KBRA should err on the side of caution, and forward to Compliance a copy of any communication about which there is a concern. With respect to the Subscription Rating Service ("SRS"), since communications from SRS-rated entities are relatively infrequent, a reporting mechanism for all such communications has been developed (See Contacts of Analysts by Rated Entities).

When a complaint is received, Compliance will investigate to determine whether any follow-up action has been taken or is required. Compliance will confer with General Counsel's office, outside counsel, or management, as necessary. Complaints against Compliance Department personnel will be managed by General Counsel's office. Compliance (or General Counsel's office, as applicable) will maintain the records with respect to complaints, including documentation that properly memorializes the steps taken with respect to any complaint received (including the process of whether something was in fact determined to be a complaint). As a component of this review and document retention obligation, after the end of every calendar quarter, Compliance shall obtain from a Investor Relations a copy of KBRA's internet inquiries log to check for any complaints that might have been registered through that system. To the extent that any entries in the log appear to be complaints, Compliance shall address them in the manner described above. Any complaints investigated by Compliance will be brought to the attention of KBRA senior management and the KBRA Board of Directors through Compliance's regular method of reporting findings to the Board of Directors.

Oral complaints. If handled without due care and attention, a written complaint can escalate into a more serious legal or regulatory issue. Similarly, even an oral expression of dissatisfaction can lead to serious consequences if not handled properly. Accordingly, an employee must consult with his or her manager, and/or the Legal or Compliance Departments, if the employee receives an oral complaint against KBRA.

Confidentiality and anonymity. As noted, a complaint in connection with a communication from a third party must be reported to the Compliance Department. In addition, an employee with a complaint regarding KBRA, or an employee of KBRA, should also report that complaint to Compliance. All complaints received by Compliance will be handled with the utmost confidentiality. A complaint may be submitted anonymously, and a request for anonymity will be honored to the extent such treatment is consistent with applicable law. Complaints may be made by phone, or sent electronically or through the U.S. Mail to either the New York or Maryland office, to the attention of the Compliance Department, at the addresses provided at www.krollbondratings.com/contact-us. If anonymity is desired, use of the U.S. Mail is recommended. It is the policy of KBRA that any employee may make a complaint in good faith without fear of retaliation by KBRA or any other employee.

SUMMARY OF
POLICIES, PROCEDURES AND
INTERNAL CONTROLS REGARDING
"10% RULE" EXEMPTIVE ORDER

Summary of Policies, Procedures and Internal Controls
Regarding "10% Rule" Exemptive Order

Content of Order. On September 14, 2011, the U.S. Securities and Exchange Commission ("SEC") granted to Kroll Bond Rating Agency ("KBRA") an order providing for a temporary exemption from the conflict of interest prohibition in Rule 17g-5(c)(1) (the "Rule") under the Securities Exchange Act of 1934 ("1934 Act"). A new order extending the relief was issued by the SEC on December 31, 2013 (the "Order"). The Order states that KBRA is exempt from the conflict of interest prohibition in the Rule until January 1, 2015, with respect to any revenue derived from issuer-paid ratings.

The Order is granted on the condition that (1) KBRA shall review, update, maintain, and comply with policies, procedures, and internal controls specifically designed to address the conflict created by exceeding the 10% threshold, including that KBRA's Designated Compliance Officer shall review a sample of rating files from fiscal years 2013, 2014, and 2015 for ratings solicited by the applicable client or clients that provided Kroll with 10% or more of its total net revenue, shall take other steps acceptable to the examination staff to verify that ratings of any such clients were not influenced by commercial concerns and that Kroll adhered to its policies, procedures, and internal controls concerning the conflict created by exceeding the 10% threshold, and shall report quarterly about these efforts to Kroll's CEO and board of directors; (2) Kroll's CEO shall file with the Commission, on a quarterly basis, a certification that ratings on deals for any client or clients that provided Kroll with 10% or more of its total net revenue sufficiently adhered to policies, procedures, and internal controls to address the conflict of interest created by exceeding the 10% threshold and that the Designated Compliance Officer took appropriate efforts to confirm this adherence; (3) Kroll shall appropriately address, as applicable, the Commission staff's 2013 and 2014 annual Section 15E(p) examination findings and recommendations;(4) net revenue from a single client shall not exceed 25% of Kroll's total net revenue for either the fiscal year ending December 31, 2013 or the fiscal year ending December 31, 2014;and (5) the public disclosure by KBRA in Exhibit 6 to Form NRSRO, as applicable, that the firm received more than 10% of its total net revenue in fiscal year 2013 or 2014 from a client or clients.

Purpose of this Summary. KBRA has adopted policies, procedures and internal controls that address the conflict created by exceeding the 10% threshold provided in the Rule, and meet the conditions specified in the Order. This Summary serves as a reference to highlight the significant portions of the relevant policies, procedures and controls that address this conflict.

Policies, Procedures and Internal Controls Designed to Address the Rule. The principle policies, procedures and internal controls that have been implemented by KBRA that address the Rule are as follows:

1. *New Issuer-Paid Business Acceptance*: new issuer-paid business is subject to review prior to acceptance by a management committee (that excludes credit rating personnel) that considers a number of factors, including whether the engagement would create a conflict. Among the conflicts considered is the potential for an issuer to influence a rating as a result of the issuer providing 10% or more of the projected current-year total net revenue.

2. *Policy prohibiting ratings analysts from discussing fees*: The firm's rating analyst function is segregated from the marketing function, including an absolute prohibition (set forth in the policy on Prohibited Acts and Practices) on any discussion of fees by ratings personnel with marketing personnel. This prohibition is designed to mitigate the ability of an issuer to influence ratings personnel.

3. *Internal Certification by senior rating officer*: At the time a final rating is issued, a senior rating officer must certify, among other things, that to his or her knowledge, no ratings personnel will have negotiated, discussed or arranged the fee for the rating.

4. *Certification provided to SEC*: a certification to the effect described above;

5. *Compliance monitoring*: KBRA Compliance receives a report from the Chief Financial Officer ("CFO") at least quarterly that includes information on (1) revenues from each issuer-paid client, and (2) the firm's total net revenues through the most recently ended year-to-date period. Compliance compares these figures, and reports instances where the issuance or maintenance of a rating would have resulted in a violation of the Rule, but for the Order. Compliance also notes whether then-current projections indicate that any single issuer is likely to exceed 25% of KBRA's total net revenue for the fiscal year. In addition, Compliance conducts reviews of a sample of rating files for ratings solicited by the applicable client(s) that provided KBRA with 10% or more of its total net revenue. The information derived from these monitoring activities is included in a report submitted to executive management and the Board of Directors.

6. *Board reporting*: At quarterly meetings of the Board of Directors, the agenda will include as a standing item (as a report from Compliance or as a stand-alone item) a review of information regarding issuers that provided 10% or more of KBRA's total revenue for the preceding year. The Board will discuss with management the actual or potential conflicts that may result from any such relationship.

Disclosure; On-going Review. As applicable, KBRA will disclose in Exhibit 6 to Form NRSRO that the firm received more than 10% of its total net revenue in prior fiscal years from one or more clients that paid it to rate asset-backed securities, and may receive more than 10% of total net revenue from one or more such clients in the current fiscal year. In addition, while the Order is in effect, the President, the CFO

and the Chief Compliance Officer ("CCO") have agreed to take such further actions as may be necessary in light of recommendations from the Board of Directors.

RESPONSIBILITY: President; CFO; CCO   Effective: 11/9/2011
                                                Last Reviewed: 3/20/2014

Disclosure and Public Attestation Policy for Published Credit Ratings

Applicable to : All KBRA Employees

Issued by: KBRA Compliance

Effective Date: June 15, 2015

POLICY:

1. **Required Public Disclosures**

    (a)   KBRA shall comply with all applicable laws and regulations relating to its obligation to make public disclosure of certain information about its credit ratings, including, but not limited to, SEC Rule 17g-7's requirement regarding the publication of Information Disclosure Forms for each newly published credit rating and each published credit rating surveillance action.

    (b)   KBRA is not obligated to update any published Information Disclosure Form solely because information contained therein has changed since the original date of publication. Any disclosures requiring revision will be included in the Information Disclosure Form that would need to be published if and when the next surveillance credit rating action occurs.

    (c)   KBRA will only make the most recent version of the Information Disclosure Form available on its public website.

2. **Required Public Attestations**

    (a)   KBRA shall comply with all applicable laws and regulations relating to its obligation to provide public attestations regarding its published credit ratings, including those that must be included in Information Disclosure Forms for each new published credit rating and each published credit rating surveillance action.

3. **Credit Ratings for Which Disclosure Forms and Public Attestations Are Not Required**

    (a)   The requirements set forth in Sections 1 and 2 of this policy are not applicable to
    - (i)   KBRA's unpublished credit ratings;
    - (ii)   to withdrawals of credit ratings resulting from bankruptcy proceedings of the issuer;
    - (iii)   the repayment in full of the rated obligation on or prior to its final maturity date;
    - (iv)   SRS Ratings;
    - (v)   credit ratings that are derived exclusively from an existing credit rating of a program, series, category or class of debt or other rated entity (including, but not limited to, ratings of monoline bond insurers);
    - (vi)   the issuance of rating agency condition letters.

4. **Institution of Procedures**

    (a)   KBRA shall institute procedures it deems appropriate to effectuate this policy.

    Any questions regarding the interpretation of this policy should be directed to the Compliance Department.

PROHIBITED ACTS AND PRACTICES

Prohibited Acts and Practices

As a registered nationally recognized statistical ratings organization, Kroll Bond Rating Agency, Inc. ("KBRA") and its employees are subject to certain prohibitions set forth in the Securities Exchange Act of 1934 ("1934 Act") and the rules thereunder. The acts and practices prohibited by law and regulation relate principally to circumstances that would represent a conflict of interests if engaged in by KBRA or its employees. Accordingly, it is the policy of KBRA to avoid such conflicts, and adhere to the prohibitions described below. Moreover, the regulatory climate surrounding the credit rating business heightens the need to ensure that these prohibitions are adhered to by KBRA and its employees. Employees must therefore conduct themselves in a manner that does not bring KBRA into violation of any of the prohibitions listed below, and must also be mindful that conduct that could create even the appearance of a violation must be avoided.

Note: These prohibitions are intended to supplement KBRA's other policies and procedures. However, in no circumstance shall KBRA or any of its employees violate any prohibited act or practice listed below, and no other policy or procedure should be construed to provide justification for such a violation.

Specifically, KBRA and its employees are prohibited from:

1. Issuing or maintaining a credit rating solicited by a person that, in the most recently ended fiscal year, provided KBRA with net revenue (within the meaning of Rule 17g-3 under the 1934 Act) equaling or exceeding 10% of the total net revenue of KBRA for the fiscal year; provided, that this prohibition is modified by the Order of the U.S. Securities and Exchange Commission, dated 9/14/2011, granting a temporary and limited exemption from the prohibition in Rule 17g-5(c)(1) under the 1934 Act until January 1, 2013.

2. Issuing or maintaining a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where KBRA, a credit analyst that participated in the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating.

3. Issuing or maintaining a credit rating with respect to a person associated with KBRA. The term "a person associated with KBRA" means any person that is a partner, officer, director, or branch manager of KBRA (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with KBRA, or any employee of KBRA.

4. Issuing or maintaining a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating.

5. Issuing or maintaining a credit rating with respect to an obligor or a security where KBRA or a person associated with KBRA made recommendations to the obligor or issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liability, or activities of the obligor or issuer of the security.

6. Issuing or maintaining a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within KBRA who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative or quantitative models.

7. Issuing or maintaining a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25.

8. Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of KBRA or any person associated with KBRA.

9. Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with KBRA's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA or any person associated with KBRA.

10. Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to KBRA's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA or any person associated with KBRA.

11. Issuing or threatening to issue a lower credit rating, lower or threaten to lower an existing credit rating, refuse to issue a credit rating, or withdraw or threaten to

withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction are also rated by KBRA, where such practice is engaged in by KBRA or employees of KBRA for an anticompetitive purpose.

RESPONSIBILITY: President; Executive Vice President; CCO   Effective Date: 7/15/2011
Last Reviewed: 11/9/2011

ISSUER-PAID BUSINESS

ISSUER-PAID BUSINESS

It is the policy of Kroll Bond Rating Agency, Inc. ("KBRA") that issuer-paid credit rating business will be reviewed by management prior to acceptance. KBRA has designated a Business Acceptance Committee, consisting of the Chief Executive Officer, the President, and the Chief Financial Officer, or their respective designees. The purpose of the Committee is to ensure that the acceptance of issuer-paid credit rating business takes into consideration the facts and circumstances relevant to the proposed business. For example, these facts and circumstances may include: whether KBRA has the resources to provide the rating services; whether performing the rating service could create, or could give the appearance of, a conflict of interest; and whether other services are being or have been provided to the issuer. In addition, the Committee will review whether KBRA may enter into the engagement, in view of (i) the prohibition in SEC Rule 17g-5(c)(1) relating to credit ratings solicited by persons that provide revenue equal to 10% or more of total net revenue in the prior year, and (ii) the SEC Order, dated 9/14/2011, granting KBRA a temporary, limited exemption from the aforementioned prohibited conflict. The Committee may consult with rating analyst group managers, the Compliance Department and the Legal Department, and/or with other KBRA personnel as necessary, to make determinations as needed in connection with the acceptance of such business.

The review and acceptance of such business will be documented by use of the attached form, or in such other manner as may be acceptable to the President and the CCO.

RESPONSIBILITY: President; CCO

Effective Date: 5/6/2011
Last Reviewed: 12/11/2012